UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 4, 2016

CHICOPEE BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Massachusetts	0-51996	20-4840562
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

70 Center Street, Chicopee, Massachusetts	01013
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (413) 594-6692

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On April 4, 2016, Chicopee Bancorp, Inc. (“Chicopee Bancorp”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Westfield Financial, Inc. (“Westfield Financial”). Pursuant to the Merger Agreement, Chicopee Bancorp will merge with and into Westfield Financial, with Westfield Financial as the surviving corporation (the “Merger”). Immediately following the Merger, Chicopee Savings Bank, a Massachusetts-chartered savings bank and wholly-owned subsidiary of Chicopee Bancorp (“Chicopee Bank”), will merge with and into Westfield Bank, a federally-chartered savings bank and wholly-owned subsidiary of Westfield Financial, with Westfield Bank as the surviving financial institution. The Merger Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The boards of directors of each of Westfield Financial and Chicopee Bancorp have unanimously approved the Merger and the Merger Agreement. Subject to the approval of the Merger by the shareholders of Chicopee Bancorp and Westfield Financial, regulatory approvals, and other customary closing conditions, the parties anticipate completing the Merger during the fourth quarter of 2016.

Upon completion of the Merger, each Chicopee Bancorp shareholder will have the right to receive 2.425 shares of Westfield Financial common stock for each share of Chicopee Bancorp’s common stock. Based on the closing price of $8.42 per share for Westfield Financial's common stock on April 4, 2016, as reported on the NASDAQ Global Select Market, the transaction value is estimated at $110 million in the aggregate.

All of the members of the board of directors and the executive officers of Chicopee Bancorp, in their capacity as shareholders, have entered into a voting agreement pursuant to which they have agreed to vote their shares of Chicopee Bancorp common stock in favor of the approval and adoption of the Merger Agreement and the Merger. A copy of the voting agreement is attached to the Merger Agreement and is also included with this Current Report on Form 8-K as Exhibit 10.1 and incorporated by reference herein. In addition, pursuant to the Merger Agreement and subject to certain terms and conditions, the board of directors of Chicopee Bancorp has agreed to recommend the approval and adoption of the Merger Agreement and the Merger to the Chicopee Bancorp shareholders and will solicit proxies voting in favor of the Merger Agreement and Merger from Chicopee Bancorp’s shareholders.

The Merger Agreement contains representations, warranties, and covenants of Chicopee Bancorp and Westfield Financial including, among others, covenants requiring (i) Chicopee Bancorp to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger or the earlier termination of the Merger Agreement, and (ii) Chicopee Bancorp and Westfield Financial not to engage in certain kinds of transactions during such period. In addition, Chicopee Bancorp has agreed not to solicit proposals relating to alternative business combination transactions or, subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combinations.

The Merger Agreement also provides for certain termination rights for both Westfield Financial and Chicopee Bancorp, and further provides that upon termination of the Merger Agreement under certain circumstances, Chicopee Bancorp will be obligated to pay Westfield Financial a termination fee of $4.0 million or an expense reimbursement fee of up to $750,000. Also, Chicopee Bancorp may terminate the Merger Agreement if, during the five-day period beginning ten days before the Closing Date, as defined in the Merger Agreement, both (i) the average daily closing sales prices of a share of Westfield Financial common stock during the twenty consecutive trading days (counting only days on which shares actually traded on the NASDAQ Global Select Market) ending on the tenth day prior to the Closing Date, is less than 80% of Westfield Financial’s share price of $8.46 on April 1, 2016, and (ii) Westfield Financial’s share price declines by an amount that is at least 20% greater than the corresponding price decline in the NASDAQ Bank Index.

As referenced above, the consummation of the Merger is subject to various conditions, including (i) receipt of the requisite approval of the Merger Agreement and Merger by the shareholders of Chicopee Bancorp and Westfield Financial, (ii) receipt of all required regulatory approvals, (iii) the absence of any law or order prohibiting the closing of the Merger, and (iv) the effectiveness of the registration statement to be filed by Westfield Financial with the Securities and Exchange Commission (“SEC”) with respect to the Westfield Financial common stock to be issued in the Merger. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants.

Effective as of the closing of the Merger, William J. Wagner, Chicopee Bancorp’s President, Chief Financial Officer and Chairman of the Board, will be appointed as Vice Chairman of the boards of directors of Westfield Financial and Westfield Bank, and four other current Chicopee Bancorp directors will also be appointed to the boards of directors of Westfield Financial and Westfield Bank.

The foregoing description of the Merger Agreement and the Voting Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, and incorporated by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

In connection with the execution of the Merger Agreement, Westfield Financial and Westfield Bank are entering into employment agreements with William J. Wagner, effective at the closing of the Merger, and Westfield Financial, Westfield Bank, Chicopee Bancorp and Chicopee Bank are entering into settlement agreements with William J. Wagner, Russell J. Omer, Executive Vice President of Chicopee Bancorp and Executive Vice President, Lending, of Chicopee Bank, and Guida R. Sajdak, Senior Vice President and Chief Financial Officer of Chicopee Bancorp and Chicopee Bank.

The employment agreements with Mr. Wagner are substantially identical and provide for a fixed three-year term, a minimum annual salary of $350,000, discretionary cash bonuses and other fringe benefits. In the event Mr. Wagner's employment is terminated for good reason (as such term is defined in the agreements) or without cause, Mr. Wagner would be entitled to cash severance equal to the present value of the salary payments, estimated cash incentives and additional qualified and non-qualified defined benefit and defined contribution plan benefits that would be earned during the remaining contract term, and continued health, life and other insurance benefits for the remaining contract term, with Mr. Wagner paying the employee share of the premiums. These agreements also provide disability benefits. The employment agreements for Mr. Wagner are attached hereto as Exhibits 10.2 and 10.3 and incorporated herein by reference.

The settlement agreements quantify and settle the benefits owed to the executives under their agreements with Chicopee Bancorp and Chicopee Bank. Under the settlement agreements, Messrs. Wagner and Omer and Ms. Sajdak will be entitled to a cash payment equal to $1,300,059, $642,269 and $406,394, respectively. The settlement agreements provide that the cash payment made at closing shall be limited so the payments with respect to the executives do not result in an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended. The settlement agreements for Messrs. Wagner and Omer and Ms. Sajdak are attached hereto as Exhibits 10.4, 10.5 and 10.6 and incorporated herein by reference.

The foregoing description of the employment agreements and settlement agreements is qualified in its entirety by reference to the employment agreements and settlement agreements attached hereto as Exhibits 10.2, 10.3, 10.4, 10.5 and 10.6 and incorporated herein by reference.

Forward-Looking Statements

This report contains some statements that may constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements reflect Chicopee Bancorp's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Chicopee Bancorp's actual results to differ significantly from those expressed in any forward-looking statement. You should not rely uncritically on forward-looking statements because they involve significant known and unknown risks, uncertainties and other factors that are, in some cases, beyond Chicopee Bancorp's control and which could materially affect actual results. The factors that could cause actual results to differ materially from current expectations include failure to complete the proposed Merger, the imposition of adverse regulatory conditions in connection with regulatory approval of the proposed Merger, disruption to the parties’ businesses as a result of the announcement and pendency of the Merger, the inability to realize expected cost savings or to implement integration plans and other adverse consequences associated with the Merger, changes in general economic conditions, changes in interest rates, changes in competitive product and pricing pressures among financial institutions within Chicopee Bancorp's markets, changes in the financial condition of Chicopee Bancorp's borrowers and other factors discussed in the reports that Chicopee Bancorp files with the Securities and Exchange Commission. The forward-looking statements contained herein represent Chicopee Bancorp's judgment as of the date of this report, and Chicopee Bancorp cautions readers not to place undue reliance on such statements. For further information, please refer to Westfield Financial and Chicopee Bancorp's reports filed with the SEC.

Important Additional Information for Shareholders and Where to Find It

In connection with the Merger, Westfield Financial will file with the SEC a registration statement on Form S-4 to register shares of Westfield Financial common stock to be issued to Chicopee Bancorp’s shareholders. The registration statement will include a proxy statement of Chicopee Bancorp and a proxy statement and a prospectus of Westfield Financial. A definitive proxy statement and prospectus will be mailed to Westfield Financial and Chicopee Bancorp stockholders seeking their approval of the Merger. Westfield Financial and Chicopee Bancorp may also file other relevant documents with the SEC regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF WESTFIELD FINANCIAL AND CHICOPEE BANCORP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such documents are not currently available. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed with the SEC by Westfield Financial and Chicopee Bancorp will be available free of charge on Westfield Financial’s website at www.westfieldbank.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by contacting the Investor Relations Contact listed on the Investor Relations webpage or on Chicopee Bancorp’s website at www.chicopeesavings.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by contacting the Investor Relations Contact listed on the Investor Relations webpage. You may also read and copy any reports, statements and other information filed with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington DC. Information about the operation of the SEC Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information on Westfield Financial and Chicopee Bancorp’s websites is not, and shall not be deemed to be, a part of this report or incorporated into other filings Westfield Financial or Chicopee Bancorp make with the SEC.

Westfield Financial, Chicopee Bancorp and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the stockholders of Westfield Financial and Chicopee Bancorp in connection with the transaction. Information about the directors and executive officers of Westfield Financial is set forth in the proxy statement for Westfield Financial’s 2015 annual meeting of stockholders filed with the SEC on April 2, 2015. Information about the directors and executive officers of Chicopee Bancorp is set forth in the proxy statement for Chicopee Bancorp’s 2015 annual meeting of stockholders filed with the SEC on April 15, 2015. Additional information regarding the interests of these participants and other persons who may be deemed participants in the Merger may be obtained by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Item 9.01	Financial Statements and Exhibits

(a) Financial Statements of Businesses Acquired. Not applicable

(b) Pro Forma Financial Information. Not Applicable

(c) Shell Company Transactions. Not Applicable

(d) Exhibits:

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated April 4, 2016
10.1	Form of Voting Agreement
10.2	Employment Agreement between William J. Wagner and Westfield Financial, Inc.
10.3	Employment Agreement between William J. Wagner and Westfield Bank
10.4	Settlement Agreement by and among William J. Wagner and Westfield Financial, Inc., Westfield Bank, Chicopee Bancorp, Inc. and Chicopee Savings Bank
10.5	Settlement Agreement by and among Russell J. Omer J. Wagner and Westfield Financial, Inc., Westfield Bank, Chicopee Bancorp, Inc. and Chicopee Savings Bank
10.6	Settlement Agreement by and among Guida R. Sajdak and Westfield Financial, Inc., Westfield Bank, Chicopee Bancorp, Inc. and Chicopee Savings Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHICOPEE BANCORP, INC.
DATE: April 7, 2016	By:	/s/ William J. Wagner
William J. Wagner
President and Chief Executive Officer